UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 14, 2008

JAKE'S TRUCKING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-52492	98-0461476
(Commission File Number)	(I.R.S. Employer Identification No.)

505-8840-210th Street Suite# 317 Langley, BC. V1M 2Y2, Canada
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 604-790-1641

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR240.14d-2(b))

[_] Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

SECTION 2- FINANCIAL INFORMATION

Item 2.01 Completion of Acquisition and Disposition of Assets

On January 14, 2008, the registrant sold its wholly owned subsidiary, Jake's Trucking International, Inc., a British Columbia corporation, to its former Chief Executive Officer and current director Michael Quesnel pursuant to the Agreement of Sale dated January 14, 2008. This sale had been contemplated and its terms previously discussed in the company's filing on Forms 8K dated December 26, 2007 and January 2, 2008. Mr. Quesnel paid $60,000 for the subsidiary in the form of a promissory note he assigned to the registrant, which bears interest at 5% and is payable within 12 months. In addition to the consideration of the promissory note listed above, Mr. Quesnel has agreed to forgive the $187,780 he was owed by the Company at September 30, 2007 and to assume all of the liabilities associated with the capital leases associated with the trucking business. Mr. Quesnel had never drawn a salary for his efforts to manage our trucking business. Our trucking business had net income of $24,808 for the year ended September 30, 2007. It is the opinion of the management of the corporation and the board of directors that Mr. Quesnel's resignation makes it difficult or impossible for the company to conduct trucking business without him. There are not currently enough revenues available from the trucking business to pay a suitable replacement for Mr. Quesnel, even if management were to locate such a person. It is the opinion of management and the board of directors that the consideration paid by Mr. Quesnel is greater than what could have been obtained from a third party, though no such third party was consulted and no effort was made to find another buyer for the trucking business. The registrant still has assets in the form of its IndieMV Media Group, Inc. subsidiary, which it intends to continue to develop and grow as its core business. The Company is permitted to sell assets outside of the ordinary course of business with the approval of its board of directors and without shareholder approval, provided that it does not sell all or substantially all of its assets, according to Nevada Corporate Law.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

   (d)   Exhibits

   2.1 Agreement of Sale by and between Jake's Trucking International, Inc., a Nevada corporation, Jake's Trucking International, Inc. a British Columbia corporation and Michael Quesnel dated January 14, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 15, 2008   Jake's Trucking International, Inc.

                                                          By: /s/ Ricardo E. Khayatte, Jr.
                                                               Ricardo E. Khayatte, Jr.
                                                               President and CEO